Exhibit 99.1

Enlivex Announces Positive DSMB Recommendation and IMOH Clearance to Continue Phase I/II Trial of Allocetra in Patients with Advanced Solid Tumors

Nes-Ziona, Israel, January 25, 2023 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that an independent Data and Safety Monitoring Board (DSMB) has completed its prespecified data review for the first cohort of patients in the Company’s ongoing Phase I/II cell therapy clinical trial of AllocetraTM in patients with advanced-stage solid tumors (clinicaltrials.gov Identifier: NCT05581719). The Israeli Ministry of Health (IMOH) also reviewed the data and provided regulatory clearance to continue the study and open the study’s additional cohorts.

The DSMB based its review on available safety data for the three enrolled patients in the first cohort in which three, once-weekly, low starting doses of AllocetraTM were administered as monotherapy. The dose-limiting toxicity period extended for one week following the last administration with an overall follow-up of 21 days. The primary purpose of the dosing regimen for the first cohort was to establish a safety profile that may enable an increase in the AllocetraTM dosing level administered to additional patients in the study and potentially associate dose levels with indications of effect.

There were no mortalities nor DSMB-identified safety signals in the first cohort, and the DSMB recommended that the study continue as designed. Following the DSMB recommendation, the IMOH reviewed the safety data for the first cohort and provided a regulatory clearance to initiate the recruitment of patients into the two following cohorts in the study, both of which will be administered higher AllocetraTM doses – one as monotherapy and the other in combination with anti-PD1 therapy.

Oren Hershkovitz, Ph.D., CEO of Enlivex, commented, “We are pleased with the safety profile of AllocetraTM as demonstrated in the first three patients in this trial. We look forward to initiating the next two cohorts in which higher doses of AllocetraTM will be administered in patients, allowing Enlivex to obtain additional safety data as well as a potential indication of effect.”

ABOUT THE PHASE I/II TRIAL

The Phase I/II trial is a multicenter, open-label, dose escalation trial that is expected to enroll up to 48 patients with advanced solid tumors across two trial stages. Stage 1 of the trial will examine escalating doses of Allocetra™ monotherapy administered intravenously (IV) or intraperitoneally (IP) once a week for three consecutive weeks. Stage 2 will evaluate escalating doses of Allocetra™ administered IV or IP and combined with anti-PD1 therapy. Patients in Stage 2 will receive three injections of Allocetra™ concomitantly with the studied anti-PD1 agent. The primary objective of the study is to evaluate safety and tolerability throughout the treatment period and through one week after the last administration of Allocetra™. Key secondary endpoints include efficacy assessments, such as best overall response rate, progression-free survival, and overall survival. Changes in immune cell/cytokine profiling in peritoneal fluid will also be assessed as an exploratory endpoint. The study population encompasses adult patients with advanced, unresectable or metastatic solid tumors that have relapsed or have been refractory to available approved therapies, or patients who are not eligible for, or have declined additional standard-of-care systemic therapy.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Forward-Looking Statements

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward- looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger

CFO, Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com